Exhibit 11.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Offering Statement, as amended, of Landa App LLC on Form 1-A of our report dated July 17, 2020, which includes an explanatory paragraph as to the accompanying financial statements being prepared for the purpose of complying with the rules and regulations of Article 3-14 of Regulation S-X, with respect to our audit of the combined statements of revenues and certain expenses, in total and for each listed property of the Georgia Single-Family Home Portfolio for the period of November 25, 2019 (“Inception”) through December 31, 2019, which report appears in the Prospectus, which is part of this Offering Circulate. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum LLP

New York, NY

March 10, 2021